United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of June, 2014

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

* Notice of Shareholders' meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: June 30th, 2014

NOTICE OF SHAREHOLDERS' MEETING

Per instructions of the Chairman of the Board of Directors of GRUMA, S.A.B. DE C.V., in terms of and pursuant to the provisions of Article Thirty Second of the Bylaws, by this notice the Shareholders of the Company are called to a General Ordinary Shareholders' Meeting which will be held on July 17 (seventeen), 2014 (two thousand and fourteen) at 10:30 a.m. (ten thirty), in the ''Empresarial'' Room of the Industrial Club located at Ave. Parteaguas No. 698, Col. Los Arcangeles, within the municipality of San Pedro Garza Garcia, Nuevo Leon, in order to discuss and resolve the issues contained in the following:

AGENDA

GENERAL ORDINARY MEETING

  Presentation, discussion and in its case, approval of a proposal to distribute a dividend, to be paid from the retained earnings, including, in its case, the procedure for such payment.

  Presentation, discussion and in its case, approval of a proposal to appoint and/or ratify the members of the Board of Directors, its Secretary, and their corresponding Alternates, evaluation of the independence of the Board Members proposed with such quality, and approval of their compensations.

  Appointment of Special Delegates to comply with and formalize the resolutions adopted by the Meeting.

  Drafting, reading and, as the case may be, approval of the Minutes.

In order to hold the Ordinary Shareholders' Meeting above called, as provided by Article 173 of the '' Ley General de Sociedades Mercantiles '' (Mexican Corporate Law) and Article 49, section I, of the '' Ley del Mercado de Valores '' (Mexican Securities Law) all the information and documentation related with each of the items of the Agenda is, as of the date hereof, available to the Shareholders for review and analysis during office hours at the Company's offices located at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico.

In order to have the right to attend and vote at the corresponding Ordinary Shareholders' Meeting, as provided by Article 129 of the '' Ley General de Sociedades Mercantiles '' (Mexican Corporate Law) and Article 290 of the '' Ley del Mercado de Valores '' (Mexican Securities Law), the Shareholders must be registered as such in the Company's Share Registry and must deposit their shares with the Company's Secretariat or in any Mexican or Foreign Banking Institution or in any Institution for the Deposit of Securities. When the deposit is made at a Credit Institution, the Institution must issue the corresponding certificate and notify the Company's Secretariat the deposit of the shares, the name of the depositor and the depositor's representative, if applicable. If the shares are deposited in the S.D. Indeval, Institucion para el Deposito de Valores, S.A. de C.V., this Institution must give timely notice to the Company's Secretariat regarding the number of shares that each of its depositors maintains in said Institution, indicating whether the deposit is in their own name or on account of a third party, complementing the information with the lists of names that the depositors provide.

The deposit of shares, the delivery of the deposit certificate or the notices, if applicable, must be submitted to the Company's Secretariat at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico, on or before the business day immediately preceding to the date of the Meeting, in order to obtain the admission card.

The Shareholders may be represented at the Meeting by representatives, through private proxies or through powers of attorney granted in the formats referred to in Article 49 section III, of the '' Ley del Mercado de Valores '' (Mexican Securities Law), which are available for the interested parties at the Company's Secretariat and through the financial intermediaries of the Securities Market.

San Pedro Garza Garcia, Nuevo Leon, June 30 (thirty), 2014 (two thousand and fourteen)

/S/
___________________________________
LIC. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS